October 24, 2024

By EDGAR and Overnight Mail

Mark Brunhofer Senior Accounting Examiner
Securities and Exchange Commission Division of Corporation Finance Office of Crypto Assets. Washington, D.C. 20549

Re:Global Macro Trust (“Registrant” or the “Trust” or the “Company”); Amendment No. 2 to Form 10-K for the year ended December 31, 2023; File no. 000-50102

Dear Mr. Brunhofer:

We are writing in response to your comment letter dated October 10, 2024 (the “Letter”), relating to the above-referenced filings.  Registrant is responding to the Letter in the form of this correspondence but is not amending the relevant disclosure in the above-referenced filings because the Letter only requested an explanation of our consideration of the guidance in Securities Act Sections Compliance and Disclosure Interpretations Question 104.01 and requested that certain disclosure in the Statements of Financial Highlights be addressed in future filings.  For your convenience, the comments included in the Letter are set forth verbatim below in italics, together with Registrant’s response thereto.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2023

Financial Statements as of and for the Years Ended December 31, 2023 and 2022, page F-1

1.  We note that you have issued and outstanding multiple series of units of beneficial  interest in the Trust. Please tell us your consideration of the guidance in Securities Act Sections Compliance and Disclosure Interpretations Question 104.01.

Millburn Ridgefield Corporation, the managing owner of the Registrant (“we”), considered the guidance in Securities Act Sections Compliance and Disclosure Interpretations Question 104.01 and our understanding is that the different series in a statutory trust are not treated as separate registrants unless they are distinct legal entities.  Further we considered the answer to Question 104.01 and concluded that it would not be appropriate to have separate financial statements per series as each separate series does not represent interests in a separate or discrete set of assets but represents interests in the Trust as a whole.  In the case of the Trust, the series are in substance a different word for class, the only difference between them being the fee structure.

Mark Brunhofer

Securities Exchange Commission

October 24, 2024

Page | 2

Accordingly, we believe that the Trust’s Financial Statements as of and for the Years Ended December 31, 2023 and 2022 are consistent with the guidance in Question 104.01.

Statements of Financial Highlights, page F-11

2.    We note from footnote (a) that you derive the per share amounts presented for net investment income (loss) and net gains (losses) from U.S. Treasury notes based on the weighted average number of units outstanding for the relevant year for each series. Given that the per share amounts for profit share allocated to Managing Owner are not necessarily significant, it therefore appears that you include significant balancing amounts necessary to reconcile the change in net asset value per share with net realized and unrealized investment gains (losses) on trading of futures and forward currency contracts, especially related to Series 1, consistent with the guidance in ASC 946-205-50-7c. Please represent to us that in future filings you will disclose the reasons for significant balancing amounts necessary to reconcile the change in net asset value per share included in the net realize and unrealized gains (losses) on trading of futures and forward currency contracts line item or other line items as required by ASC 946-205-50-7c. Otherwise, please tell us where you have made these disclosures.

In accordance with ASC 946-205-50-7c, the Company calculates per-unit operating performance using the average number of units during the year to derive the financial highlight ratios. Due to the timing of Series 1 Unitholder redemptions and net realized and unrealized gains (losses) on trading of futures and forward currency contracts during 2023, we note that there was a large balancing amount needed to recalculate the per-unit operating performance components from the information provided in the financial statements.  In future filings we will clarify the disclosure to explain reasons, if any, for significant balancing amounts necessary.

Additionally, we will remove the disclosure of average units as it may not be as useful when presenting per-unit operating performance ratios,  particularly in years with significant capital activity and fluctuations in gains (losses).

As noted in your letter, the Company and its management hereby acknowledge that they are responsible for the adequacy and accuracy of the disclosures in the filings notwithstanding any review, comments, action or absence of action taken by the staff.

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If you have further comments or questions or we may be of further assistance, please contact me at (212) 332-7310.

Sincerely,

/s/ Michael W. Carter

Michael W. Carter
Vice President and Principal Accounting Officer,
Millburn Ridgefield Corporation, Managing Owner of Global Macro Trust

cc:       Dan Spies

Gregg Buckbinder

Steven M. Felsenthal